UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

To The Stars Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-0601064
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

315 S. Coast Hwy 101, Suite U38

Encinitas, California 92024

(Full mailing address of principal executive offices)

(760) 266-5313

(Issuer’s telephone number, including area code)

To The Stars Inc.

2

In this semi-annual report, the term “To The Stars,” “TTS,” or “the Company” or “us” or “we” refers to To The Stars Inc. and its subsidiary To The Stars Media Inc. (“TTSM”) on a consolidated basis.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2026 (“Interim 2026”) and the six-month period ended June 30, 2025 (“Interim 2025”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this report are those of TTS and represent our entire operation. The financial statements included in this filing as of and for the six months ended June 30, 2026, are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the company’s Annual Report for the year ended December 31, 2025 filed with its Form 1-K. Operating results for Interim 2026 are not necessarily indicative of the results that can be expected for the year ending December 31, 2026.

Overview

The Company, together with its subsidiary, is an entertainment media company that was established as a public benefit corporation in 2017. We strive to be a revolutionary collaboration between academia, industry and pop culture to advance society’s imagination, curiosity and understanding of scientific phenomena and other mysteries of the universe. Our founders include a next-generation physicist, a career intelligence officer and an award-winning content creator and we specialize in creating, acquiring and commercializing entertainment intellectual property (“IP”) that is informed by the vast knowledge and experience of our own scientific advisory board. The board also helps the Company to carry out its public benefit initiatives of education, awareness and support of scientific research and advancement to decode some of the biggest mysteries in the universe.

3

The Company’s primary focus of business is through our subsidiary To The Stars Media Inc., TTSM. TTSM creates, produces, licenses and distributes original content across a variety of media platforms including music, books, movies and television. TTSM also manufactures brand-related novelty merchandise, sold direct to consumers primarily through its own e-commerce channel. Existing products may be found at www.tothestars.media.

TTS is a vertically integrated entertainment company that creates, produces, and distributes original and licensed multi-media content, including music, books, and film. TTS measures performance of that business by profit, profit margin, sell-through rate, daily sales revenue, number of orders/customers, average order value, average value engagement ratios (number of people engaging in content or spending time on site), user conversion ratio, customer acquisition cost, customer satisfaction and retention, repeat purchases, email campaign indicators (e.g., open rate, click-through rate, user conversion), and customer engagement, including social media impressions, interaction, click-through, and time spent on site. The Company has an e-commerce platform on which it sells full assortment of the Company’s branded digital products and physical merchandise.

We recognize revenue related to the sales of products and services in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to our customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. For e-commerce sales, The Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within three to ten days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis.

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the criteria for capitalization.

The Company’s operating expenses consist of general and administrative expenses, sales and marketing expenses, stock-based compensation expense and depreciation and amortization.

RESULTS OF OPERATIONS

Results for the Six Months Ended June 30, 2026 and June 30, 2025.

Revenues

The Company’s revenues increased 126% to $628,125 for the six months ended June 30, 2026 (“Interim 2026”) from $277,801 for the six months ended June 30, 2025 (“Interim 2025”). The increase in revenues was due to branded online merchandise sales which improved to $505,331 in Interim 2026 from $242,531 in Interim 2025, including the recognition of $81,448 in preordered sales from December 2025 and $109,345 from the  release of a limited edition collectible Friendly Bones mini guitar. Book sales from physical retail distribution increased from $31,198 to $108,845 from Interim 2025 to Interim 2026 from the publication of the Sinister Forces Omnibus edition.

Cost of Revenues

The Company’s cost of revenues was $408,008 for Interim 2026 compared to $247,582 for Interim 2025, a 65% increase. The increase in cost of revenues for Interim 2026 compared to Interim 2025 was primarily the result of increased volumes of goods sold.

4

Gross Profit

For Interim 2026, the Company’s gross profit was $220,117 compared to $30,219 for Interim 2025. Accordingly, our gross margins increased to 35% for Interim 2026 compared to 11% for Interim 2025. The primary reason for the increase in margin was attributable to the release of the limited edition signed Friendly Bones mini guitar that has a much higher profit margin than other products.

Operating Expenses

Operating expenses overall for Interim 2026 declined 1% to $323,558 from $327,640 for Interim 2025 due to the following factors:

●	modest payroll increases were offset by reduced spending on professional fees.

●	amortization expense increased $2,113 or 14% due to the addition of $77,353 in media assets since December 31, 2024.

Other Expenses

Total interest expense was $29,388 for Interim 2026 compared with $21,753 for Interim 2025. Of the Interim 2026 amount, approximately $21,501 related to the DeLonge Promissory Note, compared with $17,622 during Interim 2025. Offsetting interest income decreased from $5,374 to $5 from Interim 2025 to Interim 2026 as short term invested funds were used in operations.

Net Loss

Accordingly, our net loss for Interim 2026 decreased to $134,424 compared with a net loss of $315,829 for Interim 2025.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have an accumulated deficit at June 30, 2026 of $58,410,147. We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our ongoing costs. Thus, until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

At June 30, 2026, the Company had total current assets of $180,041. Current assets consisted primarily of $24,005 in cash, $19,757 in accounts receivable, $90,874 in inventory, $19,004 in prepaid author royalties, and $26,401 in other current assets. The Company’s current assets decreased by $70,007 from December 31, 2025 due to the increased cash used in operating activities partially offset by financing activities.

In March 2026, the Company received a short-term loan of $42,000 from its CEO, Tom DeLonge. The loan was repaid in full in April 2026.

On May 8, 2026, Mr. DeLonge advanced $25,000 to the Company which is expected to be added to the convertible note.

Subsequent to June 30, 2026, on July 7, 2026, Mr. DeLonge loaned an additional $150,000 to the Company at an annual interest rate of 5%, to be repaid through 5% of weekly online Shopify sales.

5

At June 30, 2026, we had a working capital deficit of $328,137 compared with a deficit of $231,570 at December 31, 2025.

Working Capital	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Cash	$24,005	$93,646
Current assets	$180,041	$250,048
Current liabilities	$508,178	$481,618
Working capital (deficit)	$(328,137)	$(231,570)

Indebtedness

Convertible Note

The Company’s CEO Mr. DeLonge has provided financing to the Company in the form of a convertible note. The total principal amount of the note at June 30, 2026 and December 31, 2025 was $752,033 and interest expense accrued was $30,767 at June 30, 2026 and $9,266 at December 31, 2025.

The note automatically converts into Class A common stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. The note is contingently convertible into common stock upon the occurrence of certain liquidating or financing events. If the note converts pursuant to a change of control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 652,334 shares of Class A common stock. At any time on or after the Maturity Date, at the election of the Holder, this Note will convert into that number of shares of common stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by the conversion price of $1.20. At issuance and at June 30, 2026, the convertible note cannot be converted by terms of the agreement.

Short-term Loans and Advances

The Company’s majority shareholder, Thomas DeLonge has committed to provide additional capital if needed to the Company for a period of at least 12 months from the issuance date of the June 30, 2026 financial statements.

In March 2026, the Company received a short-term loan of $42,000 from its CEO, Tom DeLonge. The loan was repaid in full in April 2026.

On May 8, 2026, Mr. DeLonge advanced $25,000 to the Company which is expected to be added to the convertible note.

On July 7, 2026, Mr. DeLonge loaned $150,000 to the Company at 5% per annum rate that is to be repaid by the Company through 5% of weekly online Shopify sales. See Exhibit 6.30 attached to this report.

Currently, the Company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Future Financings

Since inception, we have financed our cash flow requirements through issuance of common stock and loans by affiliates and third parties. As we expand our activities, we may, and most likely will, continue to experience net negative cash flows from operations, pending receipt of revenues. Additionally, we anticipate obtaining additional financing to fund operations through equity offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. In addition, the Company is currently evaluating different funding mechanisms, including additional corporate structuring, to accelerate its progress, scale and expand, including institutional monies, foundations, private equity and angel investment. In the future, we will need to generate sufficient revenues from sales in order to eliminate or reduce the need to sell additional stock or obtain additional loans. There can be no assurance we will be successful in raising the necessary funds to execute our business plan.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended
	June 30,
	2026	2025
Net cash (used in) provided by:
Operating activities	$(93,291)	$(241,964)
Investing activities	(1,350)	(15,219)
Financing activities	25,000	-
Net decrease in cash during period	$(69,641)	$(257,183)

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Operating Activities

Cash used in operating activities was $93,291 for Interim 2026, compared to cash used in operating activities of $241,964 for Interim 2025. The decrease in cash used in operating activities was primarily attributable to improved operating results, including a reduction in net loss from $315,829 in Interim 2025 to $134,424 in Interim 2026, as well as changes in working capital, including increases in accounts payable and accrued liabilities. These improvements were partially offset by a decrease in deferred revenue and increases in inventory and accounts receivable.

Investing Activities

Cash used in investing activities was $1,350 for Interim 2026 as compared to $15,219 for Interim 2025 due to purchases of media assets.

Financing Activities

Cash provided by financing activities was $25,000 for Interim 2026 and $0 for Interim 2025.

In March 2026, the Company received a short-term loan of $42,000 from its CEO, Tom DeLonge. The loan was repaid in full in April 2026.

Trend Information

Our consumer branded products segment has generally experienced relatively stable supply chain conditions and manageable input costs throughout 2025 and into 2026. While we have successfully maintained consistent production capabilities and cost structures to date, potential changes to international tariff policies present a variable that management continues to monitor closely. Any significant adjustments to import duties could have a material adverse impact on our procurement costs and margin profiles in future periods.

The Company remains focused on higher-margin intellectual property development and monetization. Because the Company is operating without certain promotional catalysts that supported merchandise demand in prior periods, consumer products revenue may fluctuate and could decline in the near term as the Company continues to prioritize long-term value creation through owned entertainment assets.

The Company also believes that broader industry trends continue to favor digital, social, and direct-to-consumer engagement models, while competition for audience attention remains intense and platform economics continue to evolve.

Future distribution and marketing activity related to the Company’s entertainment projects may create additional demand for related branded products and ancillary revenue opportunities, although the timing and extent of any such benefit remain uncertain.

The Company is also evaluating potential financing and strategic alternatives to support growth and accelerate development, this includes but is not limited to equity financing, strategic partnerships, mergers and acquisitions, and other restructuring initiatives.

Management Update

Developments During the Six Months Ended June 30, 2026:

●

The Company continues to make significant advancements in its entertainment initiatives with Evoke Entertainment Pictures leading the way in many different projects at various stages of active development across TV and film. This includes finding the right writers, producers, studios and financiers for the specific needs of each project.

●	In March, the Company released a new edition of Axe Heaven Friendly Bones collectible mini guitars inspired by the popular pink model of the Ad Astra Ten series launched in 2025.

●	The Company published Peter Levenda’s Sinister Forces Omnibus 20th Anniversary edition in March 2026.

●	The Company invested in a new line of custom cut-n-sew apparel items that includes premium t-shirt basics, short sleeve button downs and knit crewneck sweaters.

Developments Subsequent to June 30, 2026:

●	In July, Breaking Bear had a successful launch with a dedicated panel at San Diego ComiCon. Subsequently all episodes became available to stream on Tubi.

●	In September, the Company collaborated with the San Diego Padres and Homage to launch a limited-edition apparel collection. Featuring exclusive TTS* x Padres designs printed on Homage’s signature Go-To soft, retro-inspired apparel. The collection is available on the Company’s website and in the official team store in Petco Park.

●	In August, the Company released a new edition of the Axe Heaven mini collectible Fender Strat guitars called The Padre. The mini replica is based on a Fender Custom Shop-designed prototype in brown and orange made exclusively for Tom DeLonge.

We may need to seek additional funds to complete these projects within the next six to 12 months.

The Company is currently evaluating different funding mechanisms, including additional corporate structuring, to accelerate its progress, scale and expand, including institutional monies, foundations, private equity and angel investment.

Item 2. Other Information

None.

Item 3. Financial Statements

7

TO THE STARS INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of

June 30, 2026 and December 31, 2025

To The Stars Inc.

8

TO THE STARS INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2026	December 31, 2025
Assets
Current assets
Cash	$24,005	$93,646
Accounts receivable, net	19,757	17,545
Inventory	90,874	84,089
Prepaid author royalties	19,004	30,461
Other current assets	26,401	24,307
Total current assets	180,041	250,048

Prepaid author royalties, net of current portion	93,491	93,491
Media assets, net	91,401	107,757
Investments in joint ventures	109,835	109,835
Other assets	36,000	36,000
Total assets	$510,768	$597,131

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$224,208	$153,220
Deferred revenue	-	80,177
Accrued liabilities	258,970	248,221
Related party short term advance	25,000	-
Total current liabilities	508,178	481,618
Long-term liabilities
Related party convertible notes and accrued interest	782,800	761,299
Total long-term liabilities	782,800	761,299
Total liabilities	$1,290,978	$1,242,917

Commitments and contingencies (Note 4)

Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of June 30, 2026 and December 31, 2025	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 13,911,164 shares issued and outstanding as of June 30, 2026 and December 31, 2025	1,391	1,391
Additional paid-in capital	57,628,546	57,628,546
Accumulated deficit	(58,410,147)	(58,275,723)
Total Stockholders’ Deficit	(780,210)	(645,786)
Total Liabilities & Stockholders’ Deficit	$510,768	$597,131

The accompanying notes are an integral part of these consolidated financial statements.

F-1

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended
	June 30,
	2026	2025
Revenues	$628,125	$277,801

Cost of revenues	408,008	247,582

Gross profit	220,117	30,219

Operating expenses:
General and administrative	246,790	267,873
Sales and marketing	59,062	44,174
Depreciation and amortization	17,706	15,593
Total operating expenses	323,558	327,640

Operating loss	(103,441)	(297,421)

Interest expense	29,388	21,753
Other (income), net	(5)	(5,374)
Total other expenses	29,383	16,379

Loss before provision for income taxes	(132,824)	(313,800)

Provision for income taxes	1,600	2,029
Net loss	$(134,424)	$(315,829)

Net loss per share: basic and diluted	$(0.01)	$(0.02)
Weighted average number of shares outstanding: basic and diluted	13,911,164	13,911,164

The accompanying notes are an integral part of these consolidated financial statements.

F-2

TO THE STARS INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

(UNAUDITED)

	Class A		Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance at December 31, 2024	13,911,164	$1,391	$57,628,546	$(58,049,987)	$(420,050)
Net loss	-	-	-	(315,829)	(315,829)
Balance at June 30, 2025	13,911,164	$1,391	$57,628,546	$(58,365,816)	$(735,879)

Balance at December 31, 2025	13,911,164	$1,391	$57,628,546	$(58,275,723)	$(645,786)
Net loss	-	-	-	(134,424)	(134,424)
Balance at June 30, 2026	13,911,164	$1,391	$57,628,546	$(58,410,147)	$(780,210)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(134,424)	$(315,829)
Adjustments to reconcile net loss to cash flows used in operating activities:
Amortization	17,706	15,593
Changes in operating assets and liabilities:
Accounts receivable, net	(2,212)	8,864
Inventory	(6,785)	28,363
Other current assets	9,363	(5,939)
Accounts payable	70,988	2,077
Deferred revenue	(80,177)	-
Accrued liabilities	32,250	24,907
Net cash used in operating activities	(93,291)	(241,964)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of media assets	(1,350)	(15,219)
Net cash used in investing activities	(1,350)	(15,219)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party short term funding	67,000	-
Repayment of related party short term funding	(42,000)	-
Net cash provided by financing activities	25,000	-

Decrease in cash and cash equivalents	(69,641)	(257,183)
Cash and cash equivalents, beginning of year	93,646	537,525
Cash and cash equivalents, as of June 30	$24,005	$280,342

Supplemental disclosures of cash flow information:
Cash paid for interest	$7,155	$3,108
Cash paid for income taxes	$1,600	$2,029

Noncash investing and financing activities:
Accrued interest on convertible notes	$21,501	$17,622

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TO THE STARS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

To The Stars Inc. (which may be referred to as “TTS”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as “To The Stars Academy Of Arts and Science Inc.” as a Delaware public benefit corporation. The Company changed its name to “To The Stars Inc.” on November 30, 2021. TTS created a revolutionary collaboration between academia, industry and pop culture to advance society’s imagination, curiosity and understanding of scientific phenomena and other mysteries of the universe. The Company’s headquarters are located in Encinitas, California.

To The Stars Inc. is the parent company of To The Stars Media, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. To the Stars Media has developed several branded media properties, which are included within the consolidated financial statements of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with the instructions to Form 1-SA. In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026. Notes to the unaudited interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the year ended December 31, 2025 have been omitted. This report should be read in conjunction with the audited financial statements and the footnotes thereto for the fiscal year ended December 31, 2025 included within the Company’s Form 1-K as filed with the Securities and Exchange Commission.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management’s Plans

The Company is still in the development stage and operates at a loss. To date revenues generated from operations have not been sufficient to fund operations. Thus, until the Company can generate sufficient cash flows to fund operations, the Company remains dependent on raising additional capital through debt and/or equity transactions.

The Company has incurred losses from operations and has an accumulated deficit at June 30, 2026 of $58,410,147.

The Company’s majority shareholder has committed to provide additional capital if needed to the Company for a period of at least 12 months as of the issuance date of the June 30, 2026 financial statements. On May 8, 2026, Mr. DeLonge advanced $25,000 to the Company which is expected to be added to the convertible note. On July 7, 2026, Mr. DeLonge loaned $150,000 to the Company at 5% per annum rate that is to be repaid by the Company through 5% of weekly online Shopify sales.

Currently, the Company does not have any commitments or assurances for additional capital beyond its majority shareholder, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

F-5

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Inc. and its subsidiary To The Stars Media Inc. for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. At June 30, 2026 and December 31, 2025, the reserve was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Investments in Joint Ventures

On March 24, 2021, the Company signed a co-production agreement with Cartel Pictures and the Company completed four scripts under the agreement.

In December 2024, Cartel Pictures was dissolved and Stan Spry, a board member of the Company, rebranded under Evoke Entertainment LLC, (“Evoke”). As a result of the dissolution, the co-production agreement with Cartel Pictures was terminated in January 2025.

As part of the dissolution of Cartel Pictures, Cartel Picture’s 50% stake in four scripts was reacquired by Stan Spry’s company Remember Dreaming LLC. Subsequently, My Films LLC, owned by Tom DeLonge, our President and Chief Executive Officer, acquired the rights from Remember Dreaming LLC. As of June 30, 2026 and December 31, 2025, these scripts are owned 50% by To The Stars and 50% by My Films LLC. These stakes may be renegotiated once the projects enter into production.

In 2025 and Interim 2026, the Company made no significant investments as most projects are in the script writing and idea-creation phase. As a result, there is currently no financial activity to report for these Joint Ventures beyond the initial investments listed in the financial statements. As of June 30, 2026, material assets of the Joint Ventures included approximately $199,100 in capitalized development costs.

The Company accounts for these investments using the equity method whereby the initial investment is recorded at cost and subsequently adjusted by the Company’s share of income or loss from the joint venture(s.) Investments in these joint ventures for the periods ended June 30, 2026 and December 31, 2025 were $109,835.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the six months ended June 30, 2026 and 2025, there was no impairment of prepublication costs.

F-6

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. As of June 30, 2026 and December 31, 2025, the Company had prepaid royalty advances, net of reserves, totaling $112,495 and $123,952, respectively.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of title, physical possession, the risks and rewards of ownership and customer acceptance.

For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. The nature of the Company’s business allows for customers to return previously purchased goods for a return or exchange which may result in a reduction of the Company’s revenues. These sales returns have not been significant to the Company’s revenues in the accompanying financial statements.

Cost of Revenues

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $12,132 and $10,196 for the six months ended June 30, 2026 and June 30, 2025, respectively.

Stock-Based Compensation

The Company uses ASC 718 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

F-7

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

F-8

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2026 and December 31, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, related party notes payable, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company’s common stock equivalents consist of common stock issuable upon the exercise of options, warrants, and convertible notes. As of June 30, 2026 and 2025, the total number of potentially dilutive shares were 3,319,494. As of June 30, 2026 and 2025, the effect of dilutive securities was anti-dilutive and thus is not included.

Recent Accounting Pronouncements

Changes to accounting principles are established by the FASB in the form of ASU’s to the FASB’s Codification. We consider the applicability and impact of all ASU’s on our financial position, results of operations, stockholders’ equity, cash flows, or presentation thereof.

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2023-09 (“ASU 2023-09”), Income Taxes (Topic 740): Improvement to Income Tax Disclosures, amending income tax disclosure requirements for the effective tax rate reconciliation and income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2025, and are applied prospectively. Early adoption and retrospective application of the amendments are permitted. The Company is evaluating this update and has not yet determined the impact of this update on our financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The new disclosure requirements are effective for the Company’s annual periods for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine the impact on its financial statements and disclosures.

In 2025, the FASB issued ASU 2025-05, Accounting Standards Update 2025-05—Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The standard is effective for the Company for fiscal periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance on its financial statements and related disclosures and does not expect the adoption to have a material impact.

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Media assets consisted of the following at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Media assets - music	$4,750	$4,750
Media assets - books & other	449,937	449,937
Media assets - web	174,150	172,800
Total media assets	628,837	627,487
Accumulated amortization	(537,436)	(519,730)
Media assets, net	$91,401	$107,757

Amortization expense was $17,706 and $15,593 for the six months ended June 30, 2026 and 2025, respectively.

F-9

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Litigation

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. As of June 30, 2026 and December 31, 2025, except as previously disclosed, there was no pending or threatened litigation.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay related product. Such commitments generally become due only upon delivery and Company acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

NOTE 5 – STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of June 30, 2026 and December 31, 2025, there were 13,911,164 shares of Class A common stock outstanding.

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of June 30, 2026 and December 31, 2025.

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Original Plan”). Under the terms of the Original Plan, the Company was authorized to issue 17,500,000 shares of Class A common stock. On April 23, 2019, the Board approved the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”) to reduce the maximum number of shares of common stock reserved for issuance under the Original Plan to 2,518,514 shares. This was again amended twice during the year ended December 31, 2021 to increase the number of shares of common stock reserved for issuance under the plan to 3,043,556 and then to 3,791,336 through the Second Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”).

The Equity Incentive Plan allows the board of directors, or a committee thereof, to grant awards consisting of stock options, stock awards, and restricted stock units to employees, non-employee members of the board of directors of the Company or its affiliates, and consultants and other independent advisors who provide services the Company or its affiliates. The exercise price of the options issued under the Plan shall not be less than 100% of the fair market value of the Company’s Class A common stock on the date of grant. If an option grant is made to an employee that also holds 10% or more of the Company’s outstanding Class A common stock, then the exercise price of the option shall be no less than 110% of the fair market value of the Class A common stock on the date of grant.

No stock options were granted or exercised during the six months ended June 30, 2026 and year ended December 31, 2025.

F-10

As of December 31, 2025, there were 531,730 shares available for issuance under the Equity Incentive Plan.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

As of June 30, 2026, 2,337,078 stock options were exercisable under the Plan with a remaining weighted average life of 2.3 years.

The Company recognized stock compensation expense of $0 during the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, total unrecognized stock compensation expense related to unvested stock units was approximately $0. The amount of future stock-based compensation expense could be affected by any future option grants   or by any forfeitures.

NOTE 6 – RELATED PARTY TRANSACTIONS

My Products, LLC – Merchandising and Licensing Agreement with Related Party

The Company entered into a Merchandising Agreement with My Products, LLC (“My Products”) (f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”) on June 1, 2021. Under the Merchandise Agreement, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. This licensing agreement covers only Angels & Airwaves merchandise and does not include a license to Angels & Airwaves’ music. The Company has a relationship with record labels to purchase music media, like vinyl records, at wholesale. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement. The Merchandise Agreement was amended December 1, 2021, to clarify certain terms, including one that increased the royalty rates paid on the sale of merchandise by the Company. Expenses under the Merchandising Agreement were $3,000 and $2,011 in Interim 2026 and Interim 2025, respectively.

Convertible Note

On March 8, 2022, the Company issued a promissory note in the amount of $300,000 to Mr. DeLonge that converts to Class A common stock (the “DeLonge Promissory Note”). At various times since that date, Mr. DeLonge has loaned additional funds under the promissory agreement. On October 14, 2025, the note was amended to, among other things, add the then accrued interest to the outstanding principal, and extend the maturity date to December 31, 2027. The total principal amount of the DeLonge Promissory Note at June 30, 2026 and December 31, 2025 was $752,033. Interest expense accrued at June 30, 2026 and December 31, 2025 was $30,767 and $9,266, respectively. Total interest expense was $29,388 for Interim 2026 compared with $21,753 for Interim 2025. Of the Interim 2026 amount, approximately $21,501 related to the DeLonge Promissory Note, compared with $17,622 during Interim 2025. The interest accrues at a rate of 6% and is payable only when the DeLonge Promissory Note is paid in full or converted into shares of Class A common stock.

F-11

The DeLonge Promissory Note automatically converts into Class A common stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. The DeLonge Promissory Note is contingently convertible into common stock upon the occurrence of certain liquidating or financing events. If the DeLonge Promissory Note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share 652,334 shares of Class A common stock. At any time on or after the Maturity Date, at the election of the holder, the DeLonge Promissory Note will convert into that number of shares of common stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance and unpaid accrued interest of the Note on the date of such conversion by the conversion price of $1.20. At issuance and at June 30, 2026, the DeLonge Promissory Note cannot be converted by the terms of the agreement.

Accounts Payable

As of June 30, 2026, there is a balance due to My Products LLC recorded in the company’s accounts payable in the amount of $3,000 for royalties.

Short-term Loans and Advances

On May 8, 2026, Mr. DeLonge advanced $25,000 to the Company which is expected to be added to the convertible note. Subsequent to June 30, 2026, on July 7, 2026, Mr. DeLonge loaned an additional $150,000 to the Company at an annual interest rate of 5%, to be repaid through 5% of weekly online Shopify sales.

In March 2026, the Company received a short-term loan of $42,000 from its CEO, Tom DeLonge. The loan was repaid in full in April 2026.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent to June 30, 2026, on July 7, 2026, Mr. DeLonge loaned an additional $150,000 to the Company at an annual interest rate of 5%, to be repaid through 5% of weekly online Shopify sales.

The Company has evaluated subsequent events that occurred after June 30, 2026 through September 18, 2026, the issuance date of these consolidated financial statements.

F-12

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation (2)
2.4	Amended and Restated Bylaws (2)
2.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated July 1, 2020 (3)
2.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated April 9, 2021 (4)
2.7	Amendment to Bylaws (5)
2.8	Amendment to Amended and Restated Certificate of Incorporation dated December 7, 2021 (6)
3.1	Stockholders Agreement (1)
6.1	Notice of Grant of Stock Option (1)
6.2	Lock-Up Agreement (1)
6.3	Rescission and Relinquishment Agreement (Options) dated April 18, 2019 (7)
6.7	Cartel Co-Production Agreement dated March 29, 2021 (6)*
6.8	Merchandise Agreement dated June 1, 2021 (6)
6.9	Independent Director Agreement Amended and Restated dated January 1, 2021 (6)*
6.10	Second Amended and Restated 2017 Equity Incentive Plan (6)
6.11	Independent Director Agreement (June 14, 2021) (6)
6.12	Convertible Note (6)
6.14	Amendment to Convertible Note (9)
6.20	Second Amended and Restated 2017 Equity Incentive Plan (10)
6.29	Amendment to the Convertible Note (October 14, 2025) (11)
6.30	DeLonge Promissory Note dated July 7. 2026

(1)	Incorporated by reference from the Company’s Form 1-A filed with the SEC July 10, 2017.
(2)	Incorporated by reference from the Company’s Form 1-A on June 3, 2019.
(3)	Incorporated by reference from the Company’s Form 1-U filed July 14, 2020.
(4)	Incorporated by reference from the Company’s Form 1-K filed April 30, 2021.
(5)	Incorporated by reference from the Company’s Form 1-U filed October 15, 2020.
(6)	Incorporated by reference from the Company’s Form 1-SA filed September 26, 2018.
(7)	Incorporated by reference from the Company’s Form 1-K filed April 30, 2019.
(8)	Incorporated by reference from the Company’s Form 1-SA filed September 27, 2019.
(9)	Incorporated by reference from the Company’s Form 1-A filed August 3, 2020.
(10)	Incorporated by reference from the Company’s Form 1-A filed March 16, 2022.
(11)	Incorporated by reference from the Company’s Form 1-K filed April 29, 2026.

*	Portions of the exhibit have been omitted.

9

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Encinitas, State of California, on September 18, 2026.

TO THE STARS INC.

/s/ Thomas M. DeLonge
By	Thomas M. DeLonge, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Thomas M. DeLonge
Thomas M. DeLonge,
Director, Chief Executive Officer, and President
Date: September 18, 2026

/s/ Louis Tommasino
Louis Tommasino,
Chief Financial Officer and Principal Accounting Officer
Date: September 18, 2026

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